Exhibit 11 – Statement regarding computation of per share earnings

Earnings (Loss) Per Common Share: Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The primary weighted average number of common shares outstanding was 5,598,146, 5,636,064, and 5,593,667 for the years ended December 31, 2001, 2000, and 1999 respectively.

For the Year Ended 2001
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS Income available to common stockholders	$(10,296) =========	5,083,146 =========	$ - ====
Diluted EPS Income available to common stockholders + assumed conversion	$(10,296) =========	5,598,146 =========	$ - ====